January 12, 2016

VIA EDGAR

Mr. Brad Skinner

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance – Mail Stop 4628

Washington, DC 20549

RE:	Ring Energy, Inc.
Form 10-Q for Fiscal Quarter Ended
September 30, 2015
File No. 1-36057

Dear Mr. Skinner:

Ring Energy, Inc., a Nevada corporation (the “Company,” “we,” “us,” or “our”) is submitting this letter in response to the comment letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated December 29, 2015 (the “Comment Letter”) with respect to the Company’s Quarterly Report Form 10-Q for the fiscal quarter ended September 30, 2015 (File No. 001-36057) (the “Form 10-Q”) filed with the Commission on November 9, 2015.

This letter sets forth the comments of the Staff in the Comment Letter (numbered in accordance with the Comment Letter) and, following the comment, sets forth our response.

Form 10-Q for the Fiscal Quarter Ended September 30, 2015

Financial Statements

Note 1 – Basis of Presentation and Significant Accounting Policies

Oil and Gas Properties, page 9

1.	You state here that you evaluate oil and gas properties for impairment at least annually. Please tell us how your accounting policy complies with Regulation S-X, Rule 4-10(c)(4), which requires a ceiling test to be performed each period, i.e. quarterly.

Response 1: We do perform impairment evaluations at each quarterly balance sheet date. We will adjust and improve the language in our future filings to specify that we perform such evaluations quarterly.

2.	Disclosure on page 30 of your Form 10-K for the year ended December 31, 2014 indicates that oil prices below $69.99 per barrel would result in a ceiling test impairment. Based on information contained in your Form 10-Q for the quarterly period ended September 30, 2015, it appears that prices during 2015 have been significantly below that level. However, we note that you have not recorded a ceiling test impairment. Explain to us how you have concluded that no ceiling test charge was necessary for any of the interim periods in 2015. As part of your response, provide reasonably detailed summaries of your ceiling test calculations for each of the quarters of 2015. Clearly describe all significant assumptions underlying your calculations, including those related to reserve volumes, prices and costs. Describe the reasons for any changes between the assumptions used in each of your quarterly tests during 2015 and the corresponding assumptions underlying the calculation of your proved reserves as of December 31, 2014.

Response 2: As noted above, we perform quarterly impairment evaluations in connection with each balance sheet.

During 2015, each period has presented its own set of circumstances.

For the quarter ended March 31, 2015, the trailing 12-month NYMEX oil price per SEC reserve pricing regulations was $82.72. All other factors were materially the same as at year end 2014, so no impairment was required.

1Q15
Cost of properties subject to amortization	$175,689,596
Accumulated DD&A	(18,225,569)
Tax basis of assets	74,864,892
NOL carryforward	54,351,208
Present value of future net revenues	$219,006,055

For the quarter ended June 30, 2015, the trailing 12-month NYMEX oil price per SEC reserve pricing regulations was $71.68. We consummated an acquisition during the quarter providing additional reserves and with other factors being materially the same as yearend 2014, so no impairment was required.

2Q15
Cost of properties subject to amortization	$257,757,735
Accumulated DD&A	(21,198,135)
Tax basis of assets	152,658,943
NOL carryforward	54,351,208
Present value of future net revenues	$266,229,962

Lastly, for the quarter ended September 30, 2015, the trailing 12-month NYMEX oil price per SEC reserve pricing regulations was $59.21; however, we prepared an internal reserve report updating quantities and costs and secondary recovery efforts during the quarter. Given the addition of these reserves, no impairment was required.

3Q15
Cost of properties subject to amortization	$266,979,567
Accumulated DD&A	(25,786,691)
Tax basis of assets	156,611,741
NOL carryforward	54,351,208
Present value of future net revenues	$293,575,110

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Disclosure of Contractual Obligations, page 17

3.	We note your presentation of a table of contractual obligations. While this disclosure is not required in reports on Form 10-Q, if you elect to provide it voluntarily, update it to reflect amounts through the end of the period reported in the Form 10-Q. In this regard, we note that your presentation here does not reflect amounts outstanding under your credit facility as of September 30, 2015.

Response 3: We will ensure that any future disclosures of contractual obligations are updated to the end of the period reported, or remove such presentations if unnecessary.

Controls and Procedures

Changes in internal control over financial reporting, page 21

4.	Please clarify whether there were changes in your internal control over financial reporting that materially affected or are reasonably likely to materially affect your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K.

Response 4: There were no changes to our internal controls during the period ended September 30, 2015 that would have a material effect on our control over financial reporting. We will adjust the language in future filings to state this more clearly.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning these responses, please do not hesitate to call me at (918) 499-3880, or our counsel, Mark L. Jones of Baker & Hostetler LLP at (713) 646-1395.

Sincerely,

/s/ William R. Broaddrick

William R. Broaddrick

Chief Financial Officer